May 17, 2013

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Mara L. Ransom
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Office Depot, Inc.
Preliminary Consent Statement on Schedule 14A
Soliciting Materials filed pursuant to Rule 14a-12

Filed April 22, 2013 by Starboard Value and Opportunity Master Fund Ltd., Starboard Value and Opportunity S LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, T-S Capital Partners, LLC, Robert Telles, James P. Fogarty, Cynthia T. Jamison, Robert L. Nardelli, David N. Siegel, and Joseph S. Vassalluzzo

File No. 001-10948

Dear Ms. Ransom:

We acknowledge receipt of the letter of comment dated April 29, 2013 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Starboard and provide the following response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of Amendment No. 1 to the Preliminary Consent Statement on Schedule 14A, filed on the date hereof (the “Consent Statement”).  Capitalized terms used herein and not separately defined have the meanings given to them in the Consent Statement.  Our responses are numbered to correspond to your comments.

Preliminary Consent Statement

General

1.	Please fill in the blanks in the Consent Statement.

Starboard confirms that it will fill in all blanks in the Consent Statement prior to making a definitive filing with the Commission.

Cover Letter, page 3

2.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis.  Please provide support for the following:

•	“Starboard has established a strong track record of creating stockholder value at many public companies over the past ten years.” (page 3)

We acknowledge the Staff’s comment.  On a supplemental basis, we note that in the past ten years, Starboard has put 97 directors on the boards of 35 public companies. According to 13D Monitor, an independent comprehensive research service provider, Starboard’s average return on a 13D filing is 22.2% versus an average of 5.0% for the S&P500 during the same time periods.  However, when it has received a board seat, Starboard’s average 13D return has been 27.8% versus 8.4% for the S&P500.  Accordingly, Starboard believes that there is empirical evidence for its stated belief that is has established a strong track record of creating stockholder value at many public companies over the past ten years.

•	Office Depot’s joint venture interest in Office Depot de Mexico has substantial “hidden value.” (page 3)

We acknowledge the Staff’s comment.  On a supplemental basis, we note that Office Depot’s JV Interest in Office Depot de Mexico is a subsidiary and therefore its financials are not included in the consolidated financials of Office Depot.  As disclosed in Office Depot’s public filings, its partner in the joint venture, Gigante, has made an offer to purchase Office Depot’s JV Interest for $690.5 million, providing an independent indication of the significant value of the asset.  Further, as described in fuller detail in Starboard’s September 17 Letter and February 27 Letter,  Starboard has conducted careful analysis of the JV interest and believes that the JV Interest has substantial value that is not currently reflected in the stock price. To note, Office Depot’s current market cap is approximately $1.1 billion and the value that Gigante has offered for the purchase of the JV Interest represents approximately 60% of the market cap of Office Depot.  Accordingly, Starboard believes there is reasonable factual support for its stated belief that the JV Interest has substantial hidden value.

•
Your statement on page 5 that “[you] fear that the Company’s intrinsic value may continue to sharply deteriorate under the continued stewardship of the current board.”  Please provide factual support for your assertion that the company’s intrinsic value is deteriorating sharply.

We acknowledge the Staff’s comment and have revised the Consent Statement to provide reasonable factual support for Starboard’s statement that Office Depot’s intrinsic value is continuously deteriorating under the stewardship of the current Board. On a supplemental basis we note that from 2007 to 2012, Office Depot’s revenue has declined from $15.5 billion to $10.7 billion.  Over that same time, general and administrative expenses have increased from $646 million to $673 million.  This has caused adjusted operating income to decline from $522 million to $97 million in 2012.    Accordingly, Starboard believes that there is ample factual support for its assertion that the Company’s intrinsic value is sharply deteriorating.

Please note that the above statements are examples only, and we expect that you will make revisions throughout your Consent Statement, as necessary, to provide support for statements of the type described above.

3.
Please avoid issuing statements in your Consent Statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.  We note, as examples only, the following statements:

•
Your statements in the second paragraph on page 3 that the board needs to be reconstituted to “ensure that the best interests of stockholders are protected” and that the individuals you have nominated are ready to “evaluate open-mindedly all alternative strategies” which implies that the board is not currently acting in the best interest of stockholders or in an open-minded fashion.

We acknowledge the Staff’s comment and have revised the Consent Statement to state that Starboard believes reconstituting the Board by adding its highly-qualified Nominees will help ensure that the interests of Office Depot’s stockholders will be more appropriately represented in the boardroom than is currently the case.  See pages 3, 8, 12 and 25 of the Consent Statement.  On a supplemental basis, we note that Starboard does not believe that pointing out the qualifications of Starboard’s Nominees, including their commitment to ensure that the interests of stockholders are protected, or their intention, if elected, to evaluate open-mindedly all alternative strategies available to Office Depot, impugns the character of the incumbent directors, who are not at all mentioned in the referenced statements.

•	Your statement on page 4 that the company “needs a strong, independent Board to protect the interests of” its security holders, which implies that the current board is not strong or independent.

We acknowledge the Staff’s comment and have revised the Consent Statement to clarify that in Starboard’s view a reconstituted Board that includes its Nominees will be a stronger Board. See pages 4, 17 and 20 of the Consent Statement.  On a supplemental basis we note that Starboard does not believe that its general statement regarding the need for a strong, independent Board at the current critical time for the Company, impugns the character of the incumbent directors who are not at all mentioned in the referenced statement.

•
Your statement on page 4 that the company’s delay of its 2013 annual meeting is the result of the company’s intention to “frustrate the ability of stockholders to select their representation on the Board,” which implies that the boards intentions are to deny the company’s security holders their franchise.

We acknowledge the Staff’s comment and have revised the Consent Statement to remove the referenced statement.  See page 4 of the Consent Statement.

•
Your statements in the fourth paragraph on page 5 that your nominees will, “explore all opportunities to enhance stockholder value, including but not limited to, adjusting operating expenses to appropriately reflect current business prospects, applying more stringent methods for allocating capital to growth initiatives, fully evaluating each of the Company’s business segments to identify financial and strategic opportunities for value creation, and any other opportunities to unlock value that the nominees may identify.”  These statements imply that the Board does not engage in any of the enumerated activities, suggesting that the Board is not acting in accordance with the Board’s fiduciary duties.

We acknowledge the Staff’s comment and have revised the Consent Statement to clarify that the Starboard Nominees, if elected, hope to work constructively with the other members of the Board to intensify the Board’s efforts to explore value-enhancing opportunities, such as the ones listed in the referenced statement.  See page 5 of the Consent Statement.  On a supplemental basis, we note that Starboard does not believe that stating the intentions of Starboard’s Nominees to explore all opportunities to enhance stockholder value impugns the character of the incumbent directors who are not at all mentioned in the referenced statement.

•
Your statement on page 13 that you believe that “the Poison Pill is a part of a scheme designed to preserve and entrench the Board by limiting the influence of stockholders over Board composition and other matters, while allowing the Board to maintain and increase its effective voting control over the Company,” which implies the Board is not acting in the best interest of its stockholders, contrary to the Board’s fiduciary duties.

We acknowledge the Staff’s comment.  We have revised the Consent Statement to remove language regarding the intent or design of the Board.  See pages 13 and 24 of the Consent Statement.  On a supplemental basis, we note that the practical effects of the operation of the Poison Pill in conjunction with the Investor Rights Agreement with BC Partners have been laid out in some detail in Starboard’s November 16 Letter, which provides ample factual support for the significant resulting discrepancy between economic ownership and voting power at Office Depot and the disproportionate voting control of the incumbent Board.

•
Your statement that “Office Depot’s continued underperformance at this critical time for the future of the company warrants the addition of a direct common stockholder representative on the Board to ensure that all decisions are made with the best interests of all stockholders as the primary objective,” which implies that the Board is not currently acting in the best interest of all stockholders, contrary to the Board’s fiduciary duties.  (page 17)

We acknowledge the Staff’s comment and have revised the Consent Statement to clarify that a direct stockholder representative will meaningfully contribute rather than ensure that the Board acts with the objective of serving the stockholders’ best interests.  See pages 17 and 25 of the Consent Statement.  On a supplemental basis, we refer you to our response to Question 6 which provides additional support for Starboard’s belief that direct stockholder representation on the Board will help ensure that the common stockholders’ perspective is voiced in the boardroom.

•	Your statement on page 25 that “the Board lacks the objectivity necessary to act in the best interest of stockholders.”

We acknowledge the Staff’s comment and have revised the Consent Statement accordingly.  See page 25 of the Consent Statement.

Please provide us supplementally the factual foundation for, or revise, such assertions.  In this regard, please note that the factual foundation for such assertions must be reasonable.  See Exchange Act Rule 14a-9.

4.
We note your statement on page 4 that you are “uncomfortable with the execution and experience of the Board as currently composed.”  Please elaborate upon the reason(s) you are uncomfortable with the experience of the board as composed.  In this regard, we note statements about the Board’s alleged lack of management/board experience in your soliciting material filed under Rule 14a-12 on April 22, 2013.

We acknowledge the Staff’s comment.  On a supplemental basis, we note that based on biographical information provided in the Company’s public disclosure, including its most recent proxy statement in connection with the 2012 annual meeting of stockholders filed with the Commission on March 15, 2012 (“ODP’s 2012 Proxy Statement”), only two out of the ten incumbent Office Depot directors have any retail operating experience.  Starboard illustrated the collective lack of substantial relevant experience of the Board in its presentation filed with the Commission as Soliciting Materials pursuant to Rule 14a-12 on April 22, 2013 (the “Presentation”).  In the Presentation, Starboard set forth its definition of relevant experience and specified in a footnote that factual support for its findings is located in the biographical information included in ODP’s 2012 Proxy Statement, except with respect to Eugene Fife, who was not included in ODP’s 2012 Proxy Statement but with respect to whom information was sourced from Office Depot’s website and Capital IQ.  Starboard believes that the lack of retail operating experience has driven some serious operational missteps under the stewardship of the current Board, including Office Depot’s failure to reign in spending, high G&A Expenses and lagging operating margins in comparison to the Company’s peers.  Accordingly, Starboard believes there is reasonable factual support for its stated concern over the execution and experience of the Board as currently composed.

Preliminary Consent Statement, page 8

5.
We note your statement on page 9 that “[t]he effectiveness of each of the Proposals requires the affirmative consent of the holders of record of a majority of the shares of outstanding voting securities at the close of business on the Record Date.”  We also note your statement that “[i]f fewer than four directors are removed pursuant to the removal proposal and there are more Starboard Nominees receiving a plurality of consents than there are vacancies existing after the Removal Proposal, then Starboard intends to fill the vacancies in the following order . . . .”  Please revise your Consent Statement to clarify the standard required for the Starboard nominees to be elected to the Board (e.g., plurality or majority), and to clarify the circumstances under which less than all four of the Starboard Nominees could be appointed to serve as directors.

We acknowledge the Staff’s comment and have revised the Consent Statement to clarify that the approval of all Proposals, other than the election of directors in Proposal 6, requires the consent of the holders of record of a majority of the shares of outstanding voting securities at the close of business on the Record Date and the election of directors in Proposal 6 requires the consent of a plurality of such consents. See page 9 of the Consent Statement.

Questions and Answers about this Consent Solicitation, page 17

Why are we Soliciting your Consent?, page 17

6.
We note your statement that “[Office Depot’s performance] warrants the addition of a direct common stockholder representative on the Board to ensure that all decisions are made with the best interests of all stockholders as the primary objective.”  Please provide support for your assertion that the addition of a direct stockholder representative will ensure that all decisions of the Board will be made with the best interests of all stockholders as the primary objective.

We acknowledge the Staff’s comment and have revised the Consent Statement to clarify that a direct stockholder representative will meaningfully contribute rather than ensure that the Board acts with the objective of serving the stockholders’ best interests.  See pages 17 and 25 of the Consent Statement.  On a supplemental basis, we note that Starboard is the largest stockholder of Office Depot and believes it would be the largest stockholder of any combined company if the merger with OfficeMax is consummated.  As the holder of 14.8% of the shares of common stock of Office Depot, Starboard has every interest and incentive to act in a manner that cures the company’s persistent, deep underperformance and maximizes value for the benefit of all stockholders.  To that end, Starboard has performed a careful analysis of the Company and has identified meaningful ways to improve Office Depot’s performance and unlock value for stockholders.  As laid out in Starboard’s five public letters filed with the Commission and the Consent Statement, Starboard has serious concerns that the Board has failed to address most issues identified by Starboard and has not made decisions that are in the best interest of the common stockholders.  Starboard believes that the addition of a Starboard representative on the Board will help ensure that the common stockholders’ perspective is voiced in the boardroom.

Reasons for the Solicitation, page 20

We Believe a Reconstituted Board is Needed to Improve Operational Performance, page 20

7.
We note your statement that you “believe a new Board that possesses the appropriate skill sets to oversee a turnaround of Office Depot with a goal of substantially improving operating performance is necessary . . . .”  Please provide the basis for your belief that the election of your director nominees will result in a new board that “possesses the appropriate skill sets to oversee a turnaround of Office Depot.”

Starboard has selected its slate of director candidates to the Board of Office Depot after an exhaustive process of review and consideration and is confident that its nominees are better-qualified to oversee Office Depot through this critical time for the Company.   Starboard’s nominees have a well-balanced mix of skills and substantial retail operating experience, which is indispensable for a successful turnaround of the Company and which is largely missing in the Board as currently composed.  As Starboard has noted in its public filings, only two out of the ten current directors have relevant operating experience.  In contrast, Starboard’s slate includes candidates with significant operational and turnaround experience, financial and technical expertise, and industry knowledge.  Accordingly, Starboard believes that there is substantial and reasonable basis for its stated view that a new and improved Board that includes Starboard’s Nominees will possess the appropriate skill sets to oversee a turnaround of Office Depot.

8.
We note that you have included non-GAAP financial measures under the headings “Peer Comparison” (page 21) and “Mexico JV Financials” (page 24).  Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

We acknowledge the Staff’s comment regarding the use of non-GAAP financial measures in the Consent Statement.  We have revised the referenced sections of the Consent Statement to include explanatory footnotes as to the use and source of any non-GAAP financial measures and their reconciliation to GAAP results.  On a supplemental basis, we note that our disclosure mirrors that provided by the Company in its proxy materials, which coupled with the fact that Rule 100 of Regulation G and the referenced Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures  apply to the use of non-GAAP financial measures by “a registrant, or person acting on its behalf” (emphasis added) and Starboard is neither, give us comfort that Starboard’s disclosure is fully compliant in this respect with the applicable rules.

9.
Please provide support for your statement on page 22 that “Office Depot is continuing to significantly underperform and the Board has done little to address the issues or to implement [your] proposed solutions.”  Please disclose whether the Board has any obligation to advise you of any strategic action taken by the board, to consider your proposed solutions, or to advise you regarding extent to which, if any, the Board considered your proposed solutions.

We acknowledge the Staff’s comment and have revised the Consent Statement accordingly.  See page 22 of the Consent Statement.  In light of the fact that the Company may not be required to disclose actions taken by the Board to address the issues facing Office Depot or to implement Starboard’s proposals, we have revised the Consent Statement to state that the Company has not made such disclosure rather than to state that the Board has not taken such actions.  On a supplemental basis, Starboard notes that it would expect that in the context of Starboard’s consent solicitation the Company would have likely considered most Board actions highlighted in the referenced statement as material and would have publicly disclosed such actions.

We Believe a New and Improved Board Should Help Select, page 22

10.
Please revise this section to provide additional detail regarding the way(s) in which you believe that the election of your director nominees will result in your ability to shape the future of Office Depot and OfficeMax following the merger, if consummated.  In this regard, we note your statement on page 4 that “[w]e strongly believe that any benefits contemplated by the OfficeMax Merger, if approved, will only be fully realize through the effective guidance of a significantly reconfigured board.”

We acknowledge the Staff’s comment and have revised the Consent Statement accordingly.  See page 23 of the Consent Statement.

We Believe this Board Lacks the Commitment and Expertise, page 23

11.
We note your statements in the fourth paragraph that “there is no evidence that the Board is considering an exploration of alternatives for the JV Interest, or whether any formal request has even been sent to OfficeMax or has been unreasonably denied” and that “the Board’s inaction raises serious concerns about its commitment to make difficult but necessary choices to enhance stockholder value.”  Please revise to clarify whether the Board is under any duty to advise you of any action they have taken with respect to any activities or negotiations undertaken by the Board relating to the Gigante offer.  In so doing, please provide support for your statement implying that the Board has not taken any action.

We acknowledge the Staff’s comment.  We have revised the Consent Statement to make it responsive to recent disclosure provided by Office Depot in its Revocation Consent Statement filed with the Commission on May 10, 2013.  Starboard believes that such revisions address the Staff’s concerns.  See pages 23 and 24 of the Consent Statement.

12.
Please avoid issuing statements in your Consent Statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.  In this regard, we note your statement on page 24 that “the current Board has shown alarming disregard for its fiduciary duty to monetize the JV Interest given the clear benefit to both Office Depot and OfficeMax as a combined company and Office Depot as a stand-alone company.”  Please revise this statement and provide additional detail regarding the Board’s fiduciary duty to monetize the JV Interest, including the basis for your belief that the board has such a fiduciary duty.  Please also provide support for your statement that monetization of the JV Interest is a “clear benefit” to both Office Depot and OfficeMax shareholders.

We acknowledge the Staff’s comment and have made appropriate revisions.  See page 24 of the Consent Statement.  On a supplemental basis, we note that as set forth in greater detail in the February 27 Letter, a sale of the JV Interest at a full and fair price is in the best interest of both Office Depot and OfficeMax shareholders.  If the OfficeMax Merger is completed the Company would have a significantly stronger balance sheet from which to transform the pro-forma company and execute on any and all potential synergies.  Similarly, if the OfficeMax Merger is not completed for any reason, then Office Depot shareholders would benefit from the sale because as a stand-alone entity, the Company would be financially stronger, having previously sold the asset.  Accordingly, Starboard believes that there is reasonable factual support for its stated position that a value-enhancing transaction for the JV Interest is a clear benefit to both the Office Depot stockholders and the stockholders of any combined entity.

We Question the Commitment of the Current Board Members to Act, page 24

13.
Please revise throughout this section to avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation.  In this regard, we note several statements in this section in which you imply that the Board is acting in its own best interest and not in the best interest of stockholders, implying a dereliction of the board’s fiduciary duty.  We note, as examples only, the following statements:

•	“It is imperative at this critical juncture for the Company to be overseen by a group of individuals whose relentless focus is on serving the best interests of stockholders.”

We acknowledge the Staff’s comment.  We have revised the Consent Statement to remove language regarding the focus of the Board.  See page 24 of the Consent Statement. We note on a supplemental basis that Starboard does not believe that a general statement of Starboard’s view regarding the importance of having a Board that is focused on serving the best interests of the stockholders impugns the character of the current Board members who are not at all mentioned in the referenced statement.

•
“[T]he Board’s actions appeared to be part of a scheme designed to preserve and entrench the Board by limiting the influence of stockholders over Board composition and other matters, while allowing the Board to maintain and increase its effective voting Control over the Company.”

We acknowledge the Staff’s comment. We have revised the Consent Statement to remove language regarding the intent or design of the Board.  See pages 13 and 24 of the Consent Statement.  The practical effects of the operation of the Poison Pill in conjunction with the Investor Rights Agreement with BC Partners have been explained in detail and supported by ample empirical evidence in Starboard’s public letter of November 16, 2012 that was filed with the Commission as an exhibit to Starboard’s Schedule 13D.

•	“We seriously question this Board’s commitment to make the critical choices that face the Company with a primary focus on the best interests of the Company’s stockholders.”

We acknowledge the Staff’s comment.  We have revised the Consent Statement to remove language regarding the primary focus of the Board.  See page 25 of the Consent Statement.

Please provide us supplementally the factual foundation for, or revise, such assertions.  In this regard, please note that the factual foundation for such assertions must be reasonable.  See Exchange Act Rule 14a-9.

Our Four Nominees Have the Experience, page 25

14.	Please provide support for the assertion that your nominees are “objective,” including support for your assertion that Jeffrey C. Smith is objective.

We acknowledge the Staff’s comment.  On a supplemental basis, we note that Starboard does not believe that Jeffrey Smith’s objectivity as a member of the Board, if elected, would in any way be jeopardized by his relationship with Starboard.  Mr. Smith who has extensive and successful track record of serving on the boards of directors of public companies, will not represent the interests of Starboard on the Board.  Mr. Smith will act in accordance with his fiduciary duties as a director of Office Depot to serve the best interests of all stockholders. In fact, to the contrary, we believe that by virtue of his relationship with Starboard, Mr. Smith has greater incentive to work constructively with the other members of the Board to restore Office Depot to profitability and unlock value for stockholders.

Proposal No. 6 – The Election Proposal, page 32

15.
We note your statement on page 37 that you may introduce substitute or additional nominees.  Please confirm to us that should the participants lawfully identify or nominate substitute nominees prior to the expiration of the consent solicitation period, the participants will file an amended Consent Statement that (1) identifies the substitute nominees; (2) discloses whether such nominees have consented to being named in the revised Consent Statement and to serve if elected; and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Starboard confirms that should the Participants lawfully identify or nominate substitute nominees prior to the expiration of the consent solicitation period, the Participants will file an amended Consent Statement that (1) identifies the substitute nominees; (2) discloses whether such nominees have consented to being named in the revised Consent Statement and to serve if elected; and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Solicitation of Consents, page 40

16.
We note that you intend to solicit consents by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.  Please be advised that all written solicitation materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.  Please refer to Rule 14a-6(b) and (c) and confirm your understanding in this regard.

Starboard confirms its understanding that all written soliciting materials, including any scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.  Starboard intends to fully comply with the requirements of Rule 14a-6(b) and (c) in that respect.

Information Concerning the Company, page 45

17.	Please revise the last sentence to avoid disclaiming your own disclosure.

We acknowledge the Staff’s comment and have revised the Consent Statement accordingly.  See page 45 of the Consent Statement.

Soliciting Materials filed pursuant to Rule 14a-12 filed April 22, 2013

18.	Please provide supplemental support for your assertion that the “Board has ignored [y]our offers.”

On a supplemental basis, we note that as outlined in more detail in the “Background to the Solicitation” section of the Consent Statement, Starboard has made numerous attempts to engage in constructive discussions with the Company since Starboard’s first public disclosure of a stake in Office Depot in September 2012.  In numerous communications, including but not limited to, discussions on October 2, 2012, November 7, 2012, December 4, 2012, numerous communications during the months of December 2012 through February 2013, communications between February 20, 2013 and February 22, 2013, March 6, 2013 and April 17, 2013 (all disclosed and described in the Consent Statement), Starboard has repeatedly extended offers to work constructively to reconstitute the Board and to implement changes that will benefit all stockholders.  Starboard has also made a number of constructive suggestions regarding solutions to address the issues facing the Company and opportunities to unlock value for stockholders, including through its five public letters.  To date, the Company has neither successfully implemented any of Starboard’s constructive suggestions nor has it accepted any of Starboard’s offers for a mutually agreeable resolution with respect to Board composition.

19.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis.  Please provide support for your disclosure that “While it is always difficult to criticize past behavior regarding a negotiated transaction, we strongly believe that had we been involved on the Board, both the OfficeMax Merger, as well as the outcome of exploring alternatives to maximize the value of the Mexico JV Interest, would have been handled far better for the benefit of Office Depot stockholders.”

We acknowledge the Staff’s comment.  On a supplemental basis, we note that Starboard believes that a turnaround of Office Depot at the current time is critical to maximizing the synergies from the OfficeMax Merger if consummated.  As laid out in the Consent Statement, Starboard firmly believes that its Nominees have more relevant experience and deeper expertise and are therefore better positioned to orchestrate a turnaround of Office Depot.  Starboard’s candidates have a well-balanced set of skills and substantial retail operating experience.  In contrast, the current Board is comprised of directors only two out of ten of whom have any retail operating experience and who as a group have overseen a persistent and deep underperformance at Office Depot.

With respect to the JV Interest, Starboard initially outlined its strong belief that the JV Interest has substantial value that is not reflected in the Company’s stock price in its September 17 Letter.  Starboard provided detailed analysis and supporting evidence for its belief.  Since then, Office Depot has received an offer for the purchase of the asset for $690.5 million and Starboard has sent two additional letters, one public and one private, urging the Board to take the necessary steps to pursue strategic alternatives for the JV Interest.  To date, the Board has still not monetized the valuable JV Interest despite clear benefits to Office Depot and OfficeMax stockholders.  Starboard views this apparent inaction as evidence that the current directors lack either the ability or interest to pursue a transaction with the sense of urgency that in Starboard’s opinion would serve the best interests of stockholders.  Starboard is confident that if its Nominees joined the Board they would vigorously pursue opportunities to maximize the value of the JV Interest.

20.
Please avoid issuing statements in your Consent Statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.  In this regard, we note your statement that “our offer like all other constructive suggestions we have made, it has fallen on deaf ears as the Board continues to entrench itself rather than look out for the best interests of stockholders.  We have come to believe that the current Board may not only be less than ideally qualified, but may also be fractured and unable to make hard decisions that would clearly be in the best interests of all stockholders.”  Please provide support for your statement.

We acknowledge the Staff’s comment and refer you to our response to Question 18.  In addition, we note that in the course of the months-long discussion between Starboard and the Board, the Board has not taken any apparent corrective action to address the Company’s underperformance.  Except for the announcement of the OfficeMax Merger, the material publicly disclosed actions taken by the Board have been limited to defensive steps, such as the adoption of the Poison Pill, which has had the effect of further increasing the disproportionate voting power of the Board.  As is clear from the chronology of material events provided by both Starboard and Office Depot in their respective consent statements, the Board has simply (1) failed to take constructive action to better the financial condition of Office Depot which continues to underperform, (2) failed to monetize the JV Interest despite strategic interest in the purchase of the asset and (3) failed to engage in a constructive dialogue with Starboard that would lead to a mutually agreeable resolution with respect to Board composition.

Furthermore, discussions between Starboard and members of the Board have led Starboard to believe that the Board may be fractured and that the current Board’s failure to make hard but necessary decisions may be partially attributable to the Board’s apparent lack of unity.

*     *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.  The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely, /s/ Steve Wolosky Steve Wolosky

Enclosure

cc:           Jeffrey C. Smith

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary consent statement on Schedule 14A (the “Consent Statement”) and additional soliciting materials on Schedule 14A, each filed by the undersigned on April 22, 2013, each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Consent Statement.

•
The Staff’s comments or changes to disclosure in response to Staff comments in the Consent Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Consent Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

Dated:  May 17, 2013

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, T-S Capital Partners, LLC, David Siegel, Robert Telles, Joseph S. Vassalluzzo, Robert L. Nardelli, James P. Fogarty, and Cynthia T. Jamison